July 18, 2005

Via Edgar Mr. Russell Mancuso, Branch Chief Mr. Donald C. Hunt, Attorney-Advisor Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	China Medical Technologies, Inc.
Registration Statement on Form F-1 (Registration No. 333-126630)

Dear Messrs. Mancuso and Hunt:

On behalf of our client, China Medical Technologies, Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 1 to Registration Statement on Form F-1 (“Amendment No. 1”). For the ease of your reference, we will deliver to you 5 hard copies of Amendment No. 1 marked to show changes to the Registration Statement initially filed with the Securities and Exchange Commission on July 15, 2005.

If you have any questions, please do not hesitate to contact me at (+852) 2912-2503.

Best regards,

/s/ David T. Zhang
David T. Zhang
of LATHAM & WATKINS LLP

cc:	Xiaodong Wu, Chairman and Chief Executive Officer, China Medical Technologies, Inc.
Sam Tsang, Chief Financial Officer, China Medical Technologies, Inc.
Shuang Zhao, Latham & Watkins LLP, Hong Kong
Leiming Chen, Shearman & Sterling LLP, Hong Kong
Jack Chow, KPMG, Hong Kong
Kenneth Bunce, KPMG-US Capital Markets Group, Hong Kong

Resident partners: Joseph A. Bevash (US), Sabrina Y. T. Maguire (US), John A. Otoshi (US), Mitchell D. Stocks (US), David Zhang (US)